SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Philippe Foriel-Destezet elected Honorary President

Annual General Meeting of Adecco:

Philippe Foriel-Destezet elected Honorary President

Dividend of CHF 1.00 per share approved

Chéserex, Switzerland - May 23, 2006: The Annual General Meeting of the Adecco Group was held in Lausanne today. The shareholders elected Philippe Foriel-Destezet as Honorary President of Adecco. The shareholders also elected Mr. Walther Andreas Jacobs (42) as new Board Member and approved the Board of Directors’ proposal to declare a dividend of CHF 1.00 per share, unchanged from last year.

Mr. Philippe Foriel-Destezet (70) has been member of the Board since 1996 and was Co-Chairman from June 2004 to November 2005. Mr. Foriel-Destezet did not stand for re-election to the Board.

“With his election as Honorary President, we would like to recognize Philippe Foriel-Destezet’s contribution to our success. Since he founded Ecco in 1964, which later merged with Adia in 1996 to form Adecco as the global leader in our industry, Philippe has been a source of inspiration for all of us, and we are thankful for that,” said Klaus J. Jacobs, Chairman and CEO of Adecco.

Mr. W. Andreas Jacobs is Executive Chairman of the Board of Jacobs Holding AG, Chairman of the Board of Barry Callebaut AG and Vice Chairman of the Board of Infront Sports & Media AG.

All other Board Members were re-elected for another term ending at next year’s Annual General Meeting. The Board of Directors of Adecco S.A. consists of nine members.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 24 May 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 24 May 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary